UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number: 001-35132

Box Ships Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this report on Form 6-K as Exhibit 1.1 is a copy of the underwriting agreement, dated April 10, 2014, among the Box Ships Inc. (the "Company") and Maxim Group LLC.

Attached to this report on Form 6-K as Exhibit 4.8 is the Form of Warrant.

Attached to this report on Form 6-K as Exhibit 5.1 is the Opinion of Seward & Kissel LLP, United States and Marshall Islands counsel to the Company.

Attached to this report on Form 6-K as Exhibit 99.1 is a press release dated April 9, 2014 of the Company announcing the commencement of its public offering of common shares and warrants.

Attached to this report on Form 6-K as Exhibit 99.2 is a press release dated April 10, 2014 of the Company announcing the pricing of its underwritten public offering of 5,000,000 units consisting of its common shares and warrants.

The information contained in this Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-181076) filed with the U.S. Securities and Exchange Commission with an effective date of May 10, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Box Ships Inc.

Dated: April 11, 2014	By:	/s/ Michael Bodouroglou
Name: Michael Bodouroglou
Title: Chief Executive Officer